UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 1-32186

YM BIOSCIENCES INC.

(Translation of registrant's name into English)

Suite 400, Building 11 5045 Orbiter Drive Mississauga, Ontario Canada L4W 4Y4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

By:	/s/ Leonard Vernon
Leonard Vernon Vice President, Finance and Administration

Date: January 18, 2013

EXHIBIT INDEX

Exhibit	Description

99.1	News Release Dated January 18, 2013 - YM BioSciences Inc. Plan of Arrangement with Gilead Sciences, Inc. Endorsed by Leading Independent Proxy Advisors ISS and Glass Lewis